Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three months ended June 30, 2018

(Unaudited - Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three Months Ended June 30, 2018

Index

Pages

Notice to Reader	1

Consolidated Interim Statements of Financial Position	2

Consolidated Interim Statements of Operations and Other Comprehensive Income	3

Consolidated Interim Statements of Changes in Shareholders’ Equity	4

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6-15

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at June 30, 2018 and for the year ended March 31, 2018, and the consolidated interim statement of operations, statement of changes in equity and cash flows for the three-month period ended June 30, 2018 and are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

/s/ Kam Shah	/s/ Declan Doogan
Kam Shah CPA,C.A., Director	Declan Doogan MD, Director

August 27, 2018

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(Unaudited - see Notice to Reader dated August 27, 2018)

As at,	Note	June 30, 2018	March 31, 2018
			(Audited)
		in 000$	in 000$
Assets
Current
Cash		7,335	7,520
Prepaid expenses and other receivable	4	61	44
Investments, available for sale	6	79	52
		7,475	7,616
Long-term assets
Long term portion of other receivable	4	56	56
Convertible loan note receivable	5	950	950
Investment in associate	7	612	681
Investment	9	700	700
Total assets		9,793	10,003

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		97	127
		97	127
Non-current liabilities
Unsecured notes payable	10	236	233
Warrant liability	10	24	24
		260	257
Total liabilities		357	384

Shareholders' Equity
Capital stock	11	23,654	23,654
Stock option reserve	12	276	267
Accumulated other comprehensive income		59	32
Retained earnings		(14,553)	(14,334)
Total equity		9,436	9,619
Total liabilities and Shareholders' equity		9,793	10,003

Commitments and Contingent Liabilities (Note 14)
Related Party Transactions (Note 16)

On behalf of the Board	/s/ Kam Shah, Director	/s/ Declan Doogan, Director
	(signed)	(signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Other Comprehensive Loss

(US Dollars)

(Unaudited - see Notice to Reader dated August 27, 2018)

Three months ended June 30,		2018	2017
	Note	in 000$	in 000$
Expenses
Research and development		61	146
Consulting fees	15,16(ii)	81	114
Professional fees		13	37
Other operating costs	16(i)	9	28
Share of losses in associate		69	-
Bank charges and interest		8	8
		241	333
Interest earned on convertible loan note	5	(22)	-

Net loss		(219)	(333)

Other comprehensive income
Unrealized gain on Investment, available for sale	6	27	$99,625
Total comprehensive Profit (loss) for year		192)	99,292

Net (loss) attributable to:
Owners of the Company		(219)	(333)
Non-controlling interest		-	-
		(219)	(333)
Net comprehensive Profit (loss) attributable to:
Owners of the Company		(192)	99,292
Non-controlling interest		-	-
		192)	99,292
Loss per share (Actual $)	13
Basic and diluted		(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders’ Equity

For The Three Months Ended June 30, 2018

(US Dollars)

(Unaudited - see Notice to Reader dated August 27, 2018)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Total Equity
	In '000'	In '000$	In '000$	In '000$	In '000$	In '000$
Balance, April 1, 2017	260,689	18,360	1,706	24,547	14,981	59,594
Options vested			63			63
Options exercised	3,239	798	(312)			486
Unrealized gain on investment, available for sale				99,625		99,625
Net loss for period					(333)	(333)
Balance, June 30, 2017	263,928	19,158	1,457	124,172	14,648	159,435

Balance, April 1, 2018	280,720	23,654	267	32	(14,334)	9,619
Options vested			9			9
Unrealized gain on investment, available for sale				27		27
Net loss for period					(219)	(219)
Balance, June 30, 2018	280,720	23,654	276	59	(14,553)	9,436

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited - see Notice to Reader dated August 27, 2018)

For the three months ended June 30,	2,018	2,017
	in 000$	in 000$
Cash flows from operating activities
Net loss for the period	(219)	(333)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee	9	63
Increase in warrant liability charged to interest	2	2
Share of losses in associate	69	-
Prepaid expenses and other receivable	(16)	9
Accounts payable and accrued liabilities	(30)	12
	(185)	(247)
Cash flows from financing activities
Options exercised	-	486
Unsecured notes payable	-	50
	-	536
(Decrease) Increase in cash during period	(185)	289
Cash at beginning of period	7,520	159
Cash at end of period	7,335	448

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2017 and 2016

(Unaudited - see Notice to Reader dated August 27, 2018)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company’s existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2018.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on August 27, 2018.

b)

Consolidation

The consolidated financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.

EyGen Limited, (“EyGen”) which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

All inter-company balances and transactions have been eliminated on consolidation.

(c)

Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)

Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation, in the current and prior periods.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2018 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated interim financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 2, Share-based payments

In June 2016, the IASB issued amendments to IFRS 2 to clarify the classification and measurement of share-based payment transactions. The IFRS 2 is effective for annual periods beginning on or after January 1, 2018. The Company does not believe that the above standard will have any impact on its financial statements.

4.

PREPAID EXPENSES AND OTHER RECEIVABLE

	As at June 30, 2018	As at March 31, 2018
	in 000'$	in 000'$
Prepaid expenses	19	16
Interest receivable on convertible loan note receivable (Note 5)	22	-
Other receivable (i)	20	28
	61	44

(i)

The Company’s wholly-owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $52,500 was received during the year ended March 31, 2018 and balance payable in six annual installments of $ 11,250 starting from January 3, 2019.

Accordingly, $11,250 was classified as prepaid expenses and other receivable under current assets and the balance of $56,500 classified as long-term assets. ($56,250 at March 31, 2018).

Other item included in other receivable comprises taxes receivable by the Candian subsidiary.

5.

CONVERTIBLE NOTE RECEIVABLE

On March 7, 2018, the Company invested $950,000 in a convertible note issued by IOX Therapeutics Ltd. (“IOX”), a United Kingdom based immune-oncology company. The Note carries interest at 7% accruing daily and matures within twelve months of its issuance. The Company can convert the note and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million. Conversion price will be the price at which the money was raised discounted by 25%. IOX has right to repay the convertible note together with accrued interest at any time. The Note is classified as long-term receivable since it is less likely to be settled or converted within the twelve months period.

Interest accrued on the loan of $22,227 for the three months to June 30, 2018 is included in the prepaid expenses and other receivable. (Note 4)

As at June 30, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6.

INVESTMENT, AVAILABLE FOR SALE

Investment, available for sale comprises 2,000 shares in Biohaven Pharmaceutical Holding Company Limited, (Biohaven) a public company listed on NYSE.

As at June 30, 2018, the shares were valued at the quoted market price of Biohaven share of $39.52 and the difference between the carrying value and the fair value being unrealized gain of $27,520 is included in the other comprehensive income.

7.

INVESTMENT IN ASSOCIATE

Stimunity S.A.S.	Three months ended June 30, 2018	Year ended March 31, 2018
	in 000'$	in 000'$
Balnace, at beginning of period	681	681
Share of losses	(69)	-
Balance, at end of period	612	681

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a French simplified joint stock company located and operating in Paris, France. The investment gave Portage 27% equity in Stimunity. One of the three directors on the Board of Directors is represented by Portage. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company’s investment and concluded that Portage has significant influence and therefore its investment in Stimunity should therefore be accounted for on an equity basis. Accordingly, the Company accounted for its 27% share in the losses of Stimunity for the three months ended June 30, 2018, which was $68,860.

Portage has also committed to a second investment in the amount of €1,502,820 ($1,756,646) on successful completion of agreed milestones to be satisfied by Stimunity by subscribing to 4,140 new ordinary shares at a price of €363 per share. No milestones were completed as at March 31, 2018.

Under the shareholders agreement, Portage has a right to maintain its equity interest in Stimunity in the event of a capital increase and issuance of new securities by Stimunity except for issuance of stock options and issuance under a merger plan or for acquisition.

As at June 30, 2018, the Company evaluated the progress achieved by Stimunity  and has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

8.

INVESTMENT IN PGL

On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s CEO is also the chairman of the board of directors of PGL which currently consists of two persons

The Shareholder’s Agreement has not yet been finalized as of June 30, 2018, as conditions precedent have not yet been met. As PGL operations have not yet begun, there is no effect on the consolidated financial statements for the three months ended June 30, 2018.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.3 million) with a minimum drawdown of £50,000 ($66,015) and maximum drawdown of £250,000 ($330,075) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement.

The outstanding loan with accrued interest can be converted into ordinary shares to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($6.6 million) at a pre-money valuation of minimum £10 million ($13.2 million), will require the loan to be mandatorily converted as per the terms of conversion described above. Up to June 30, 2018, there was no drawdown against this facility.

PPL is also committed to providing a contribution of £33,419 ($44,123) payable in installments of £11,140 ($14,708) per year for tuition expenses with the University of Glasgow. Two instalments totalling £22,279 ($29,415)  are still to be paid under this commitment.

9.

INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent 6.9% of the equity of Sentien on a fully diluted basis. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost since these shares do not have a quoted price in an active market and the fair value cannot be reliably measured.

As at June 30, 2018 and March 31, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

10.

UNSECURED NOTES PAYABLE

Unsecured notes have been issued by the Company’s subsidiaries, PPL and EyGen to raise $250,000. There were no new notes issued during the three months ended June 30, 2018.

The notes bear interest at 7% per annum, payable annually on each anniversary date. The notes were not redeemable by the Company prior to maturity. The notes holders were granted a warrant to subscribe for $7,500 new ordinary shares for every $10,000 of note held, provided that certain qualifying event occurs within the three anniversary years of issuance. The exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. Given that there was an obligation to issue a variable number of shares, the warrant was classified as a financial liability.

Accordingly, $235,240 (March 31, 2018: $233,203) of the face value was ascribed to the note payable component and $24,438 (March 31, 2018:$24,438)  fair value was ascribed to the warrant. The difference of $2,039 between the notional interest at 11% and actual interest at 7% being charged to interest expense for the three months ended Jun e 30, 2018 ($1,761 for the three months ended June 30, 2017) was added to the value of note payable component.

Fair value was determined by reference to market transactions and similar debt instruments without warrants.

11.

CAPITAL STOCK

(a)

Authorized: Unlimited number of common shares

(b)

Issued: There was no change in the number and amount of issued and outstanding common shares during the three months ended June 30, 2018, which remained at 280,719,920 and $23,653,605 respectively as June 30, 2018 and March 31, 2018.

(c)

As at June 30, 2018, the Company had no active Consultant Stock Compensation Plan:

As at March 31, 2018, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2017	As at April 1, 2017	Issued	Cancelled	Balance at March 31, 2018
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	(1,560,000)	(1,667)	-

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

12.

STOCK OPTION RESERVE

(a)

The movements during the period were:

	Three months ended June 30, 2018 in 000'$	Year ended March 31, 2018 in 000'$
Balance, beginning of Period	267	1,706
Vested	9	193
exercised	-	(1,632)
Balance, end of period	276	267

(b)

The following is a summary of all Stock option Plans

Stock Option Plan	As at June 30, 2018	As at March 31, 2018
Plan	2013 Option Plan	2014 Option Plan
Date of Registration	Dec 19, 2013 and March 17, 2015 in 000'	Dec 19, 2013 and March 17, 2016 in 000'
Registered *	26,069	26,069
Issued to date	20,317	20,317
Outstanding, beginning of period	1,846	27,317
Issued	-	(18,471)
Outstanding, end of period	1,846	1,846
Options fully vested	287	287
Options not yet vested	1,559	1,559
	1,846	1,846

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

(c)

The weighted average exercise price of the outstanding stock options was US$0.15 as at June 30, 2018 and March 31, 2018 and weighted average remaining contractual life as at June 30, 2018 was approximately 3.38 years (approximately 3.63 years as at March 31, 2018.

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at June 30, 2018 and March 31, 2018.

13.

LOSS PER SHARE

Three months ended June 30,	2018	2017
Numerator
Net loss attributable to owners of the Company ( in 000'$)	(219)	(333)
Denominator (in 000')
Weighted average number of shares - Basic	280,720	261,769
Diluted effect of average number of options	1,846	13,510
Weighted average number of shares - Diluted	282,566	275,279
Basic and diluted earnings (loss) per share (Actual)	$ (0.00)	$ (0.00)

Inclusion of the options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

14.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million.

(b)

As explained in Note 7, the Company is committed to invest approximately €1.5 million ($1.75 million) in Stimunity on Stimunity’s achievement of certain agreed milestones.

(c)

As explained in Note 8, PPL is committed to provide loan facility to PGL of up to £1 million ($1.3 million) and studentship grant to the University of Glasgow of £22,279 ($29,415) in equal instalments over the next two years.

(d)

Under a consulting contract dated November 11, 2017, Dr. Marcoux, the CEO and CSO of PPL is entitled to an additional option to acquire up to 2% equity in PPL for $50,000. The options have not yet been finalized and issued. None vested during the three months ended June 30, 2018.

15.

CONSULTING FEE

Three months ended June 30,	2018	2017
	in 000'$	in 000'$
Cash fee	72	51
Shares and vested Options issued to key management and directors	1	25
Shares and vested Options issued to others	8	38
	81	114

16.

RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $565 (June 30, 2017: $546) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $ 45,000 (June 30, 2017: $45,000).

17.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As at June 30, 2018		As at March 31, 2018
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	7,335	7,335	7,520	7,520
Prepaid expenses and other receivable (level 2)	117	117	100	100
Investments, investment in associate and convertible loan note receivable (level 3)	2,331	2,262	2,331	2,331
Investment, available for sale (level 3)	19	79	19	52

Financial liabilities
Accounts payable and accrued liabilities (level 2)	97	97	127	127
Unsecured notes payable (Level 2)	250	235	250	250
Warrant liability (Level 3)	24	24	24	24

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities and private entities, accounts payable and accrued liabilities, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next six years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

c)

Liquidity risk - Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

18.

CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.1 million as at June 30, 2018 (approximately $ 0.1 million as at March 31, 2018) and current assets of approximately $7.5 million (approximately $7.6 million as at March 31, 2018). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at June 30, 2018, the shareholders’ equity was approximately $9.4 million (approximately $9.4 million as at March 31, 2018), $7.3 million ($ 7.5 million as at March 31, 2018) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three months ended June 30, 2018 and 2017.

19.

EVENTS AFTER THE BALANCE SHEET DATE

The Company announced on August 18, 2018 that, subject to regulatory and shareholder consent, it has reached a definitive agreement to acquire 100% of SalvaRx Limited. The vendors are SalvaRx Group plc (SALV:LSE), (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%). Under the terms of a Sale and Purchase Agreement dated August 13, 2018, the Company has agreed to issue 805,070,067 common shares (the "Consideration Shares") at a deemed price of approximately US$0.089 per share to the Vendors for an aggregate acquisition cost of US$ 71.70 Million. Immediately after closing, SalvaRx Group plc will distribute approximately 87% of the Consideration Shares to its shareholders by way of a dividend in kind.